                                                                   EXHIBIT 77(d)
                MORGAN STANLEY VARIABLE INVESTMENT SERIES - HIGH YIELD PORTFOLIO

Bank Loans. The Portfolio may invest up to 20% of its assets in public bank loans made by banks or other financial institutions. These public bank loans may be rated investment grade or below investment grade.

Foreign Issuers. The Portfolio may invest in securities of foreign issuers, including issuers located in emerging market countries. Securities of such foreign issuers may be denominated in U.S. dollars or in currencies other than
U.S. dollars. Additionally, the Portfolio will limit its investments in any
non-U.S. dollar denominated securities to 30%.